August 3, 2007

Mr. William Choi
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-3561

Re:	Whole Foods Market, Inc.
Form 10-K for the Fiscal Year Ended September 24, 2006
Filed December 8, 2006
File No. 0-19797

Dear Mr. Choi:

We have received your comment letter dated August 2, 2007 regarding the above referenced matter. The following information is provided in response to the comments in your letter. For your convenience, we have reproduced the staff’s comments in italics preceding our response.

1. We note in your disclosure that your “principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act.” In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

In future filings the Company will include a clarification that our officers have concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

In addition, the Company acknowledges that: 1) it is responsible for the adequacy and accuracy of the disclosure in the filing, 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and
3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses to your comments fully provide you with the information you have requested. Please contact me at (512) 542-0209 or Sam Ferguson, Vice President-Controller at (512) 542-0249 or by facsimile at (512) 482-7209 if you have any additional questions or comments.

Sincerely,

/s/ Glenda Chamberlain

Glenda Chamberlain
Executive Vice President and
Chief Financial Officer